                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                              Willbros Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.05 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    969199108
     -----------------------------------------------------------------------
                                 (CUSIP Number)


                              Yorktown Partners LLC
                       410 Park Avenue, New York, NY 10022
                                 (212) 515-2100
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 19, 2001
     -----------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.


                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See rule 13-7(b) for other parties to whom copies are to be sent.



                       (Continued on the following pages)


                               (Page 1 of 8 Pages)

                                  SCHEDULE 13D

-------------------------                                      -----------------
     CUSIP NO. 969199108                                       Page 2 of 8 Pages
-------------------------                                      -----------------


             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Yorktown Partners LLC
             13-3958089
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                         (b) /x/
--------------------------------------------------------------------------------
     3       SEC USE ONLY
--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             N/A
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)                                        / /
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

        SHARES                   0
                          ------------------------------------------------------
     BENEFICIALLY

     OWNED BY EACH         8       SHARED VOTING POWER

       REPORTING                   0
                          ------------------------------------------------------
        PERSON             9       SOLE DISPOSITIVE POWER

         WITH                      0
                          ------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER

                                   0
                          ------------------------------------------------------


    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             0
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                    / /

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON *

             OO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
--------------------------                                     -----------------
     CUSIP NO.  969199108                                      Page 3 of 8 Pages
--------------------------                                     -----------------

     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Yorktown Energy Partners III, L.P.
             13-3960615
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                        (b) /x/
--------------------------------------------------------------------------------
     3       SEC USE ONLY
--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             N/A
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)                                        / /
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

        SHARES                   0
                         -------------------------------------------------------
      BENEFICIALLY         8       SHARED VOTING POWER

       OWNED BY                    0
         EACH            -------------------------------------------------------
                           9       SOLE DISPOSITIVE POWER
       REPORTING
                                   0
        PERSON           -------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER
         WITH
                                   0
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             0
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                 / /

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON *

             PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
------------------------                                       -----------------
     CUSIP NO. 969199108                                       Page 4 OF 8 PAGES
------------------------                                       -----------------

     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Yorktown III Company LLC
             13-3958088
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                        (b) /x/
--------------------------------------------------------------------------------
     3       SEC USE ONLY
--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             N/A
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)                                        / /
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

        SHARES                   0
                         -------------------------------------------------------
      BENEFICIALLY         8       SHARED VOTING POWER

       OWNED BY                    0
         EACH            -------------------------------------------------------
                           9       SOLE DISPOSITIVE POWER
       REPORTING
                                   0
        PERSON           -------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER
         WITH
                                   0
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             0
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                 / /

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON *

             OO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
------------------------                                       -----------------
     CUSIP NO. 969199108                                       Page 5 of 8 Pages
------------------------                                       -----------------


ITEM 1.  SECURITY AND ISSUER.

         This amended Schedule 13D dated March 19, 2001 ("Amended Schedule 13D") is filed with the Securities and Exchange Commission by Yorktown Partners LLC, a Delaware limited liability company, and certain of its affiliates and amends the
Schedule 13D (the "Original Schedule 13D") filed with the Securities and Exchange Commission by Yorktown Partners LLC and certain of its affiliates on May 7, 1999. This Amended Schedule 13D amends the Original Schedule 13D with respect to only those items listed below and should be read in conjunction with the Original Schedule 13D. This Amended Schedule 13D is a final amendment. This filing of Amended Schedule 13D is not, and should not be deemed to be, an admission that the Amended Schedule 13D or any amendment thereto is required to be filed.

         The securities to which this Schedule 13D relates is the common stock, par value $.05 per share (the "Shares"), of Willbros Group, Inc., a corporation incorporated under the laws of the Republic of Panama (the "Issuer"). The principal executive offices of the Issuer are located at Dresdner Bank Building, 50th Street, 8th Floor, P.O. Box 850048, Panama 5, Republic of Panama.

         The purpose of this Amended Schedule 13D is to report the distribution by Yorktown Energy Partners III, L.P., a Delaware limited partnership ("Partnership III") of all of its Shares to the partners of Partnership III, on a pro rata basis and for no consideration, and the subsequent distribution by Yorktown III Company, LLC, a Delaware limited liability company, ("GP III"), the general partner of Partnership III, of all of its Shares to the members of GP III on a pro rata basis and for no consideration. As a result of these transactions, Partnership III, GP III, and Yorktown Partners LLC, a Delaware limited liability company, ("Yorktown"), the investment manager of Partnership III, no longer have any legal or beneficial interest in or any right to acquire any Shares of the Issuer.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D is being filed jointly by Yorktown, Partnership III and GP III. GP III is the general partner of Partnership III, and Yorktown is the investment manager of Partnership III. Each of Partnership III and GP III are referred to herein individually as a "Yorktown Affiliate," and collectively as the "Yorktown Affiliates."

         The principal business of Partnership III is investing in investment securities of energy companies. The principal business of GP III is serving as the general partner of Partnership III. The principal business of Yorktown is serving as investment manager of Partnership III and certain other entities. The principal office of Yorktown and each of the Yorktown Affiliates is 410 Park Avenue, New York, NY 10022.

         The controlling members and executive officers of Yorktown and each of the Yorktown Affiliates are Messrs. Bryan H. Lawrence, W. Howard Keenan, Jr., Peter A. Leidel and Tomas R. LaCosta. Each of such persons is a United States citizen, and the present principal occupation or employment of each such person is as a principal of Yorktown Partners LLC. The business address of each of Messrs. Lawrence, Keenan, Leidel and LaCosta is 410 Park Avenue, New York, NY 10022.

         Within the past five years, none of Yorktown or the Yorktown Affiliates, or to the best knowledge of Yorktown and the Yorktown Affiliates, no other person named in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

                                  SCHEDULE 13D
------------------------                                       -----------------
     CUSIP NO. 969199108                                       Page 6 of 8 Pages
------------------------                                       -----------------


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not Applicable.


ITEM 4.  PURPOSE OF TRANSACTION.

         Not Applicable.


ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

         (a) Partnership III, GP III and Yorktown no longer own any Shares of the Issuer and no longer have any legal or beneficial interest in or any right to acquire Shares of the Issuer.

         (b) None. Partnership III, GP III and Yorktown no longer own any Shares of the Issuer.

                                  SCHEDULE 13D

------------------------                                       -----------------
     CUSIP NO. 969199108                                       Page 7 of 8 Pages
------------------------                                       -----------------


         (c) During the past 60 days, none of the Yorktown Affiliates have engaged in any transactions involving the Shares of the Issuer other than the pro rata distribution by Partnership III and GP III of Shares as described in response to Item 1.

         (d) Not Applicable.

         (e) March 19, 2001.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.

                                  SCHEDULE 13D

------------------------                                       -----------------
     CUSIP NO. 969199108                                       Page 8 of 8 Pages
------------------------                                       -----------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             YORKTOWN PARTNERS LLC


Date:  March 23, 2001                        By:   /s/ Peter A. Leidel
                                                   -----------------------------

                                                   Name:      Peter A. Leidel
                                                   Title:     Member


                                             YORKTOWN ENERGY PARTNERS III, L.P.

                                             By:    Yorktown III Company LLC
                                             Its:   General Partner


Date:  March 23, 2001                        By:   /s/ Peter A. Leidel
                                                   -----------------------------

                                                   Name:      Peter A. Leidel
                                                   Title:     Member

                                             YORKTOWN III COMPANY LLC


Date:  March 23, 2001                        By:   /s/ Peter A. Leidel
                                                   -----------------------------

                                                   Name:      Peter A. Leidel
                                                   Title:     Member